FORM 6-K

Securities and Exchange Commission

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of November 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      x          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes            No     x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Translated Agenda of the Extraordinary and Ordinary Shareholders´ Meeting to be held on December 7, 2006

Extraordinary Shareholders Meeting

I.	To amend the by-laws of the Company to include the formation of committees, and other adjusts to comply with the provisions of the Mexican Securities Market Law (Ley del Mercado de Valores);

II.	Appointment of delegates to execute and formalize the resolutions adopted during the meeting;

III.	Minutes of the Shareholders’ Meeting.

Ordinary Shareholders Meeting

I.

Election and/or ratification of members of the board of directors and secretary and their alternates; qualification of their independence in accordance to the Mexican Securities Market Law, and resolution with respect to their remuneration.

II.	Proposal to form committees, including the Audit and Corporate Practices Committees, appointment of the chairman for such committees, and resolution with respect to their remuneration.

III.	Appointment of delegates to execute and formalize the resolutions adopted during the meeting;

IV.	Minutes of the Shareholders’ Meeting.

The meetings shall take place at the auditorium of Cervecería Cuauhtémoc Moctezuma, S.A. de C.V. located at Avenida Alfonso Reyes 2202 Norte, Monterrey, N.L., Mexico.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2006	Fomento Económico Mexicano, S.A. de C.V.

	By:	/s/	Javier Astaburuaga

	Name:		Javier Astaburuaga
	Title:		Executive Vice President of
Finance and Planning